Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

 Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

Translated Overview for Local Teams Berry and Amcor

The following slides are intended for locations managers and supervisors to have conversations with their teams about the proposed combination of Berry and Amcor. Do not alter the messages on these slides or distribute the slides outside of Berry Global. They are for internal use with employees only. Thank you. HOW TO USE THESE SLIDES Delete this slide before use. English

• Berry has entered into an agreement to combine with Amcor, creating a global leader in consumer and healthcare packaging solutions with unprecedented innovation capabilities. • Amcor is a global leader in developing high - quality, responsible packaging solutions for food, beverage, pharmaceuticals and more. Based in Zurich, Switzerland, Amcor has operations in more than 40 countries. • Both Berry and Amcor have similar business models and aligned philosophies focused on safety, employee experience, innovation, customer intimacy, and functional excellence. Berry and Amcor to Combine English

• Over the coming months, our team will work closely with the Amcor team to develop a thoughtful plan to best bring our two companies together. • Following transaction close, the combined company will be led by Peter Konieczny, Amcor’s CEO. • Please keep in mind until the transaction is completed, which we are targeting in the middle of calendar year 2025, Berry and Amcor will continue to operate as separate, independent companies. • Our strategic priorities remain the same and there are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement. Berry and Amcor to Combine English

• Our focus remains on safety and delivering on our existing business objectives and initiatives. • This merger – and the value it will deliver for Berry – is a testament to our entire team and a logical next step in our evolution. • We are incredibly thankful for all you have done to get us to this important milestone in our journey. Berry and Amcor to Combine English

Borre esta diapositiva antes de usarla.

Spanish (Latin American)

# CÓMO USAR ESTAS DIAPOSITIVAS

Las siguientes diapositivas son que los gerentes y supervisores de las distintas jurisdicciones conversen con sus equipos sobre la combinación que proponen hacer Berry y Amcor.

**No modifique los mensajes de esas diapositivas ni distribuya las diapositivas fuera de Berry Global. Son para uso interno de los empleados exclusivamente.**

Gracias.

Berry

• Berry ha firmado un acuerdo de combinación con Amcor , lo que creará un líder global en soluciones de empaque para los sectores de consume y salud, con capacidades de innovación sin precedentes . • Amcor es un líder global en el desarrollo de soluciones de empaque responsables y de alta calidad para alimentos, bebidas, productos farmacéuticos, entre otros. Con sede en Zúrich, Suiza, Amcor tiene operaciones en más de 40 países . • Tanto Berry como Amcor Comparten modelos de negocio similares y una visión común enfocada en la seguridad, el bienestar de los empleados, la innovación, la relación cercana con los clientes y la excelencia operativa. Berry y Amcor se combinan Spanish (Latin American)

• En los próximos meses, nuestro equipo colaborará estrechamente con el equipo de Amcor para diseñar un plan cuidadosamente elaborado que optimice la integración de ambas empresas. • Tras el cierre de la transacción, la empresa combinada será liderada por Peter Knoieczny , Director Ejecutivo de Amcor . • Tengan presente que hasta tanto se complete la transacción, lo cual está previsto para mediados del año calendario 2025, Barry y Amcor continuarán funcionando por separado como empresas independientes . • Nuestras prioridades estratégicas siguen intactas y no hay cambios inmediatos en las funciones, responsabilidades o estructura jerárquica como consecuencia de este anuncio. Berry y Amcor se combinan Spanish (Latin American)

• Mantenemos nuestro enfoque en la seguridad y en el logro de nuestros objetivos e iniciativas comerciales en curso . • Esta fusión – y el valor que significa para Berry – es un reflejo del esfuerzo de todo nuestro equipo y representa un paso natural en nuestra evolución. • Estamos sumamente agradecidos por todo lo han hecho para que hoy alcancemos este hito en nuestra historia. Berry y Amcor se combinan Spanish (Latin American)

Borre esta diapositiva antes de usarla.

Spanish (European)

# CÓMO USAR ESTAS DIAPOSITIVAS

Las siguientes diapositivas son que los directores y supervisores de las distintas jurisdicciones conversen con sus equipos sobre la combinación que proponen hacer Berry y Amcor.

**No modifique los mensajes de esas diapositivas ni distribuya las diapositivas fuera de Berry Global. Son para uso interno de los empleados exclusivamente.**

Gracias.

• Berry ha firmado un acuerdo de combinación con Amcor , lo que creará un líder global en soluciones de empaque para los sectores de consumo y salud, con capacidades de innovación sin precedentes . • Amcor es un líder global en el desarrollo de soluciones de empaque responsables y de alta calidad para alimentos, bebidas, productos farmacéuticos, entre otros. Con sede en Zúrich, Suiza, Amcor tiene operaciones en más de 40 países . • Tanto Berry como Amcor Comparten modelos de negocio similares y una visión común enfocada en la seguridad, el bienestar de los empleados, la innovación, la relación cercana con los clientes y la excelencia operativa. Berry y Amcor se combinan Spanish (European)

• En los próximos meses, nuestro equipo colaborará estrechamente con el equipo de Amcor para diseñar un plan cuidadosamente elaborado que optimice la integración de ambas empresas. • Tras el cierre de la operación, la empresa combinada será liderada por Peter Knoieczny , Consejero Delegado de Amcor . • Tengan presente que hasta tanto se complete la operación, lo cual está previsto para mediados del año calendario 2025, Barry y Amcor continuarán funcionando por separado como empresas independientes . • Nuestras prioridades estratégicas siguen intactas y no hay cambios inmediatos en las funciones, responsabilidades o estructura jerárquica como consecuencia de este anuncio. Berry y Amcor se combinan Spanish (European)

• Mantenemos nuestro enfoque en la seguridad y en el logro de nuestros objetivos e iniciativas comerciales en curso . • Esta fusión – y el valor que significa para Berry – es un reflejo del esfuerzo de todo nuestro equipo y representa un paso natural en nuestra evolución. • Estamos sumamente agradecidos por todo lo habéis hecho para que hoy alcancemos este hito en nuestra historia. Berry y Amcor se combinan Spanish (European)

Les diapositives suivantes ont été rédigées à l’intention des responsables de sites et des superviseurs pour les aider lors d e leurs conversations avec leurs collaborateurs au sujet de la fusion proposée de Berry et d’ Amcor . Ne modifiez pas les messages figurant sur ces diapositives et ne distribuez pas les diapositives en dehors de Berry Global. Elles ne doivent être utilisées qu’en interne avec les membres du personnel. Merci. COMMENT UTILISER CES DIAPOSITIVES Effacer cette diapositive avant l’utilisation . French

• Berry a conclu un accord de fusion avec Amcor créant un leader mondial pour les solutions de conditionnement de produits de consommation grand public et de soins de santé avec des capacités d’innovation sans précédent. • Amcor est un leader mondial en matière de développement de solutions de conditionnement responsables de qualité élevée pour les aliments, les boissons, les médicaments et autres produits. Basée à Zurich, en Suisse, Amcor a une présence dans plus de 40 pays. • Berry et Amcor ont des modèles d’affaires similaires et des philosophies alignées sur la sécurité, l’expérience des employés, l’innovation, les relations avec les clients et l’excellence fonctionnelle. Berry et Amcor vont fusionner French

• Au cours des prochains mois, notre équipe va collaborer étroitement avec l’équipe d’ Amcor pour élaborer un plan réfléchi visant à rapprocher nos deux sociétés de la meilleure manière possible. • Après la clôture de la transaction, la société fusionnée sera dirigée par Peter Konieczny , le PDG d’ Amcor . • Veuillez garder présent à l’esprit le fait que jusqu’à la clôture de la transaction, qui devrait survenir au milieu de l’année civile 2025, Berry et Amcor resteront des sociétés séparées et indépendantes. • Nos priorités stratégiques restent les mêmes, et il n’y a pas de changements immédiats en ce qui concerne les rôles, les responsabilités ou la structure hiérarchique en conséquence de cette annonce. Berry et Amcor vont fusionner French

• Nos priorités sont toujours la sécurité, la poursuite de nos initiatives et l’atteinte de nos objectifs commerciaux actuels. • Cette fusion – et la valeur qu’elle apportera à Berry – sera bénéfique pour toute notre équipe, et elle constitue l’étape logique suivante dans notre évolution. • Nous vous sommes incroyablement reconnaissants pour tout ce que vous avez fait pour nous permettre d’atteindre ce jalon important dans notre parcours. Berry et Amcor vont fusionner French

Die folgenden Folien sind für Standortleiter und Vorgesetzte gedacht, die mit ihren Teams über die geplante Fusion von Berry und Amcor sprechen möchten. Ändern Sie die Botschaften auf diesen Folien nicht und verteilen Sie die Folien nicht an Personen, die nicht bei Berry Global beschäftigt sind. Sie sind nur für den internen Gebrauch und nur für Mitarbeiter bestimmt. Vielen Dank. ANLEITUNG ZUM GEBRAUCH DIESER FOLIEN Diese Folie vor Gebrauch löschen. German

• Berry hat eine Vereinbarung über die Fusion mit Amcor abgeschlossen, wodurch ein weltweit führender Anbieter von Verpackungslösungen für Verbraucher und den Gesundheitssektor entsteht – mit beispielloser Innovationskraft. • Amcor ist weltweit führend in der Entwicklung hochwertiger, verantwortungsbewusster Verpackungslösungen für Lebensmittel, Getränke, Pharmazeutika und mehr. Amcor hat seinen Firmensitz in Zürich (Schweiz) und betreibt Niederlassungen in mehr als 40 Ländern. • Berry und Amcor verfolgen ein ähnliches Geschäftsmodell und haben eine gemeinsame Philosophie, die sich auf Sicherheit, Mitarbeitererfahrung, Innovation, Kundennähe und funktionale Exzellenz konzentriert. Fusion von Berry und Amcor German

• In den kommenden Monaten wird unser Team eng mit dem Team von Amcor zusammenarbeiten, um einen durchdachten Plan zu entwickeln, wie unsere beiden Unternehmen am besten zusammengeführt werden können. • Nach Abschluss der Fusion wird das kombinierte Unternehmen von Peter Konieczny, dem CEO von Amcor, geleitet werden. • Bitte beachten Sie, dass Berry und Amcor bis zur Fusion, die voraussichtlich in der ersten Hälfte des Kalenderjahres 2025 abgeschlossen wird, weiterhin als separate, unabhängige Unternehmen agieren werden. • Unsere strategischen Prioritäten bleiben unverändert und es gibt infolge dieser Ankündigung keine unmittelbaren Änderungen in Bezug auf Aufgaben, Verantwortlichkeiten oder Berichtsstruktur. Fusion von Berry und Amcor German

• Wir konzentrieren uns weiterhin auf die Sicherheit und die Erreichung unserer bestehenden Geschäftsziele und Initiativen. • Diese Fusion – und der Wert, den sie für Berry bringen wird – ist unserem gesamtem Team zu verdanken und stellt einen logischen nächsten Schritt in unserer Entwicklung dar. • Wir sind Ihnen unglaublich dankbar für alles, was Sie geleistet haben, um diesen wichtigen Meilenstein auf unserer Reise zu erreichen. Fusion von Berry und Amcor German

Cancellare questa diapositiva prima dell'uso.

Italian

COME UTILIZZARE QUESTE DIAPOSITIVE

Le diapositive che seguono sono destinate ai responsabili delle sedi e ai supervisori, che potranno così parlare con i rispettivi team riguardo alla proposta fusione di Berry e Amcor.

Non alterare i messaggi contenuti in queste diapositive e non distribuirle al di fuori di Berry Global. Sono esclusivamente per uso interno con i dipendenti.

Grazie.

• Berry ha concluso un accordo di fusione con Amcor, creando così un leader globale nelle soluzioni di imballaggio per il settore sanitario e dei beni di consumo, con capacità di innovazione senza precedenti. • Amcor è un leader globale nello sviluppo di soluzioni di imballaggio responsabili e di alta qualità per alimenti, bevande, prodotti farmaceutici e altro ancora. Con sede a Zurigo, in Svizzera, Amcor opera in più di 40 Paesi diversi. • Sia Berry, sia Amcor hanno modelli commerciali simili e filosofie aziendali allineate, incentrate sulla sicurezza, l’esperienza dei dipendenti, l’innovazione, gli stretti rapporti con i clienti e l’eccellenza funzionale. Fusione di Berry e Amcor Italian

• Nei mesi a venire, il nostro team lavorerà a stretto contatto con quello di Amcor al fine di sviluppare un piano ben meditato per integrare al meglio le due aziende. • Dopo la conclusione dell’operazione, la società combinata sarà guidata da Peter Konieczny, il CEO di Amcor. • Vi prego di tenere presente che fino al completamento della transazione, previsto per la metà dell’anno solare 2025, Berry e Amcor continueranno a operare come società separate e indipendenti. • Le nostre priorità strategiche rimangono invariate e non ci saranno cambiamenti immediati ai ruoli, alle responsabilità o alla struttura organizzativa conseguenti a questo annuncio. Fusione di Berry e Amcor Italian

Italian

Fusione di Berry e Amcor

- La nostra attenzione rimane concentrata sulla sicurezza e sulla realizzazione degli obiettivi e delle iniziative aziendali esistenti.
- Questa fusione, e il valore che genererà per Berry, rappresentano un riconoscimento per tutto il nostro personale e il logico passo successivo nella nostra evoluzione aziendale.
- Siamo profondamente riconoscenti per tutto ciò che avete fatto per portarci a questo importante traguardo del nostro percorso aziendale.

Berry

De volgende dia’s zijn bestemd voor locatiemanagers en leidinggevenden ten behoeve van gesprekken met hun teams over de voorgestelde combinatie van Berry en Amcor. Wijzig de berichten op deze dia’s niet en deel deze dia’s niet buiten Berry Global. Ze zijn voorbehouden voor intern gebruik met werknemers . Hartelijk dank. HOE GEBRUIKT U DEZE DIA’S Verwijder deze dia v óó r gebruik . Dutch

• Berry is een overeenkomst aangegaan om te combineren met Amcor en zo een wereldleider te creëren op het gebied van verpakkingsoplossingen voor consumenten en gezondheidszorg met ongekende innovatiecapaciteiten. • Amcor is een wereldleider in het ontwikkelen van hoogwaardige, verantwoorde verpakkingsoplossingen voor voedingsmiddelen, dranken, farmaceutische producten en meer. Amcor is gevestigd in Zürich, Zwitserland en is actief in meer dan 40 landen. • Zowel Berry als Amcor hebben vergelijkbare bedrijfsmodellen en op elkaar afgestemde filosofieën die gericht zijn op veiligheid, de beleving van de medewerkers, innovatie, nauwe klantrelaties en functionele uitmuntendheid . Fusie van Berry en Amcor Dutch

• In de komende maanden gaat ons team in nauwe samenwerking met het Amcor - team een doordacht plan ontwikkelen om onze twee bedrijven optimaal samen te brengen . • Na het sluiten van de transactie wordt het gecombineerde bedrijf geleid door Peter Konieczny , de ceo van Amcor . • Houd er rekening mee dat Berry en Amcor totdat de transactie is afgerond (we mikken hiervoor op halverwege kalenderjaar 2025) als afzonderlijke, zelfstandige bedrijven zullen blijven opereren . • Onze strategische prioriteiten blijven ongewijzigd en er zijn geen directe wijzigingen in rollen, verantwoordelijkheden of rapportagestructuur als gevolg van deze aankondiging . Fusie van Berry en Amcor Dutch

• Onze focus blijft op veiligheid en het realiseren van onze bestaande zakelijke doelstellingen en initiatieven. • Deze fusie – en de waarde die deze zal opleveren voor Berry – is te danken aan ons hele team en een logische volgende stap in onze evolutie . • We zijn ontzettend dankbaar voor alles wat u heeft gedaan om ons naar deze belangrijke mijlpaal in onze reis te brengen . Fusie van Berry en Amcor Dutch

以下幻灯片旨在帮助地点经理和主管与他们的团队讨论 Berry 和 Amcor 的合并提案。 请勿更改这些幻灯片上的信息或将幻灯片分发给 Berry Global 以外的人士。这些幻灯片仅供内部员工使用。 谢谢。 如何使用这些幻灯片 在使用之前删除此幻灯片。 Simplified Chinese

• Berry 已达成 协议，与 Amcor 合并， 创建一个在消费品和医疗保健包装解决方案方面 的全球 领导者，具备前所未有的创新能力。 • Amcor 是开 发高质量、负责任的食品、饮料、药品等包装解决方案的全球领先企业。 Amcor 总部位于瑞士苏黎世，在 40 多个国家开展 业务。 • Berry 和 Amcor 的商 业模式相似，理念一致，专注于安全、员工体验、创新、客户亲 密关系和卓越功能。 Berry 将与 Amcor 合并 Simplified Chinese

• 在接下来的几个月里，我 们的团队将与 Amcor 团队密切合作，制定一个深思熟虑的 计划，以最佳方式将我们的两家公司结合在一起。 • 交易完成后，合并后的公司将由 Amcor 首席 执行官 Peter Konieczny 领导。 • 请记住，在交易完成之前（我们的目标是在 2025 年日 历年中期完成）， Berry 和 Amcor 将 继续作为独立的公司运营。 • 我 们的战略优先事项保持不变，因此由于此次公告，不会对角色、职责或报告结 构 产生直接变化。 Berry 将与 Amcor 合并 Simplified Chinese

• 我 们的重点仍然是安全以及实现我们现有的业务目标和计划。 • 这次合并 - 以及它将 为 Berry 带来的价值 - 是 对我们整个团队的证明，也是我们发展 过程中的一个合乎逻辑的下一步。 • 我 们对您为我们到达这一重要里程碑所做的一切表示由衷的感谢。 Berry 将与 Amcor 合并 Simplified Chinese

Izbrišite ovaj slajd prije upotrebe.

Bosnian

KAKO KORISTITI OVE SLAJDOVE

Sljedeći slajdovi namijenjeni su menadžerima lokacija i nadzornicima za razgovore sa svojim timovima o predloženom udruživanju kompanija Berry i Amcor.

Nemojte mijenjati poruke na ovim slajdovima niti distribuirati slajdove izvan kompanije Berry Global. Oni služe samo za internu upotrebu sa zaposlenima.

Hvala.

Bosnian

Kompanije Berry i Amcor se udružuju

- Kompanija Berry je sklopila ugovor o udruživanju sa kompanijom Amcor, stvarajući globalnog lidera u rješenjima za pakovanje za potrošače i zdravstvo sa inovativnim mogućnostima bez presedana.

- Kompanija Amcor je globalni lider u razvoju visokokvalitetnih, odgovornih rješenja za pakovanje hrane, pića, lijekova i još mnogo toga. Sa sjedištem u Cirihu, Švajcarskoj, kompanija Amcor posluje u više od 40 zemalja.

- I Berry i Amcor imaju slične poslovne modele i usklađenu filozofiju usmjerenu na sigurnost, iskustvo zaposlenih, inovaciju, bliskost sa klijentima i funkcionalnu izvrsnost.

Berry

• Tokom sljedećih mjeseci naš tim će blisko sarađivati sa timom kompanije Amcor na razvijanju pomišljenog plana kako bi najbolje spojili naše dvije kompanije. • Nakon završene transakcije, udruženu kompaniju će voditi Peter Konieczny, izvršni direktor kompanije Amcor. • Imajte na umu da dok se transakcija ne završi, koju predviđamo sredinom kalendarske 2025. godine, kompanije Berry i Amcor će nastaviti da posluju kao odvojene, nezavisne kompanije. • Naši strateški prioriteti ostaju isti i nema trenutnih promjena u ulogama, odgovornostima ili strukturi izvještavanja, kao rezultat ove objave. Kompanije Berry i Amcor se udružuju Bosnian

Bosnian

Kompanije Berry i Amcor se udružuju

- Naš fokus ostaje na sigurnosti i ispunjavanju naših postojećih poslovnih ciljeva i inicijativa.
- Ovo spajanje – i vrijednost koju će ono donijeti kompaniji Berry – svjedočanstvo je našeg cijelog tima i logičan sljedeći korak u našem razvoju.
- Izuzetno smo vam zahvalni za sve što ste učinili da bismo došli do ove važne prekretnice na našem putu.

Följande bildspel är avsett för platschefer och arbetsledare att ha samtal med sina team om den föreslagna sammanslagningen av Berry och Amcor. Ändra inte meddelandena i dessa bilder och distribuera inte bilderna utanför Berry Global. De är endast avsedda för internt bruk för anställda . Tack så mycket . S Å HÄR ANVÄNDER DU DESSA BILDSPELSBILDER . Ta bort denna bildspelsbild före användning . Swedish

• Berry har ingått ett avtal om att gå samman med Amcor , vilket skapar en global ledare inom förpackningslösningar för konsumenter och hälsovård med oöverträffad innovationsförmåga . • Amcor är en global ledare inom utveckling av högkvalitativa och ansvarsfulla förpackningslösningar för livsmedel, drycker, läkemedel och mycket mer. Amcor har sitt säte i Zürich, Schweiz, och har verksamhet i mer än 40 länder. • Både Berry och Amcor har liknande affärsmodeller och gemensamma filosofier med fokus på säkerhet, medarbetarupplevelse, innovation, kundnärhet och funktionell excellens. Berry och Amcor slås samman Swedish

• Under de kommande månaderna kommer vårt team att arbeta nära Amcor - teamet för att utveckla en genomtänkt plan för att på bästa sätt föra samman våra två bolag. • När transaktionen är slutförd kommer det sammanslagna bolaget att ledas av Peter Konieczny, Amcors VD. • Fram till dess att transaktionen är slutförd, vilket vi siktar på i mitten av kalenderåret 2025, kommer Berry och Amcor att fortsätta att verka som separata, oberoende bolag. • Våra strategiska prioriteringar förblir desamma och det sker inga omedelbara förändringar av roller, ansvarsområden eller rapporteringsstruktur till följd av detta besked. Berry och Amcor slås samman Swedish

• Vi fortsätter att fokusera på säkerhet och att leverera på våra befintliga affärsmål och initiativ. • Den här fusionen – och det värde den kommer att tillföra Berry – är ett erkännande av hela vårt team och ett logiskt nästa steg i vår utveckling. • Vi är otroligt tacksamma för allt ni har gjort för att hjälpa oss att nå denna viktiga milstolpe i vår resa. Berry och Amcor slås samman Swedish

Ștergeți acest diapozitiv înainte de utilizare.

Romanian

CUM SĂ UTILIZAȚI ACESTE DIAPOZITIVE

Următoarele diapozitive sunt destinate managerilor și supraveghetorilor de locații pentru a avea conversații cu echipele lor despre combinația propusă dintre Berry și Amcor.

Nu modificați mesajele de pe aceste diapozitive și nu distribuiți diapozitivele în afara companiei Berry Global. Ele sunt destinate numai pentru uz intern cu angajații.

Vă mulțumim.

Berry

Romanian

Berry și Amcor se vor combina

- Berry a încheiat un acord de a se combina cu Amcor, creând un lider global în soluții de ambalare pentru consumatori și sănătate, cu capacități de inovare fără precedent.

- Amcor este un lider global în dezvoltarea de soluții de ambalare responsabile de înaltă calitate pentru alimente, băuturi, produse farmaceutice și altele. Cu sediul la Zurich, în Elveția, Amcor are operațiuni în mai mult de 40 de țări.

- Atât Berry, cât și Amcor au modele de afaceri similare și filozofii aliniate axate pe siguranță, experiența angajaților, inovare, intimitatea clienților și excelență funcțională.

Berry

• În lunile următoare, echipa noastră va lucre îndeaproape cu echipa Amcor pentru a dezvolta un plan bine gândit de a aduce cât mai bine împreună celor două companii. • După încheierea tranzacției, societatea combinată va fi condusă de Peter Konieczny , CEO al Amcor . • Vă rugăm să rețineți că până la finalizarea tranzacției, pe care o vizăm la mijlocul anului calendaristic 2025, Berry și Amcor vor continua să funcționeze ca societăți separate și independente. • Prioritățile noastre strategice rămân aceleași și nu există modificări imediate privind rolurile, responsabilitățile sau structura de raportare ca urmare a acestui anunț. Berry și Amcor se vor combina Romanian

• Ne concentrăm în continuare pe siguranță și pe realizarea obiectivelor și inițiativelor noastre actuale de afaceri. • Această fuziune - și valoarea pe care o va oferi pentru Berry - este o dovadă pentru întreaga noastră echipă și următorul pas logic în evoluția noastră. • Vă suntem incredibil de recunoscători pentru tot ceea ce ați făcut pentru a ajunge la această etapă importantă din parcursul nostru. Berry și Amcor se vor combina Romanian

Følgende dias er beregnet til, at afdelingsledere og supervisorer kan have samtaler med deres teams om den foreslåede fusion af Berry og Amcor . Du må ikke ændre meddelelserne på disse dias eller distribuere dias uden for Berry Global. De er kun til internt brug blandt medarbejdere. Tak. SÅDAN BRUGES DIAS Slet dette dias før brug. Danish

• Berry har indgået en aftale om at fusionere med Amcor og skabe en global leder inden for forbruger - og sundhedsemballageløsninger med hidtil usete innovationsevner. • Amcor er en global leder inden for udvikling af ansvarlige emballageløsninger af høj kvalitet til fødevarer, drikkevarer, lægemidler samt meget mere. Amcor , som har hovedkvarter i Zürich, opererer i mere end 40 lande. • Berry og Amcor har lignende forretningsmodeller og ensrettede filosofier med fokus på sikkerhed, medarbejderoplevelse, innovation, kundeintimitet og funktionel ekspertise. Berry og Amcor fusionerer Danish

• I løbet af de kommende måneder vil vores team arbejde tæt sammen med Amcors team for at udvikle en gennemtænkt plan for på bedst mulige vis at sammenlægge vores to virksomheder. • Efter transaktionens afslutning vil det sammenlagte selskab blive ledet af Peter Konieczny , Amcors administrerende direktør. • Vi minder om, at indtil transaktionen er gennemført, som vi forventer bliver i midten af kalenderåret 2025, vil Berry og Amcor fortsætte med at fungere som to separate og selvstændige virksomheder. • Vores strategiske prioriteter forbliver de samme, og der er ingen umiddelbare ændringer i forhold til stillinger, ansvarsområder eller rapporteringsstruktur som følge af denne meddelelse. Berry og Amcor fusionerer Danish

• Vores fokus er fortsat på sikkerhed og opfyldelse af vores eksisterende forretningsmål og initiativer. • Denne fusion – og den værdi, den tilfører Berry – er et vidnesbyrd om hele vores team og et logisk næste skridt i vores udvikling. • Vi er utrolig taknemmelige for alt, hvad I har gjort for at vi kunne nå til denne vigtige milepæl i vores virksomheds historie. Berry og Amcor fusionerer Danish

Usuń ten slajd przed użyciem.

Polish

JAK WYKORZYSTAĆ TE SLAJDY

Poniższe slajdy są przeznaczone dla kierowników i przełożonych lokalizacji do prowadzenia rozmów ze swoimi zespołami na temat proponowanego połączenia Berry i Amcor.

Nie należy zmieniać wiadomości na tych slajdach ani rozpowszechniać ich poza Berry Global. Są one przeznaczone wyłącznie do użytku wewnętrznego w rozmowach z pracownikami.

Dziękujemy.

• Berry zawarło umowę o połączeniu z Amcor. Powstanie dzięki temu globalny lider branży opakowań dla konsumentów i opieki zdrowotnej z bezprecedensowymi możliwościami innowacji. • Amcor jest światowym liderem w opracowywaniu wysokiej jakości, odpowiedzialnych opakowań żywności, napojów, leków i nie tylko. Amcor z siedzibą w Zurychu w Szwajcarii prowadzi działalność w ponad 40 krajach. • Zarówno Berry, jak i Amcor mają podobne modele biznesowe i zgodne filozofie koncentrujące się na bezpieczeństwie, doświadczeniach pracowników, innowacjach, bliskości z klientem i doskonałości w funkcjonowaniu. Zbliżające się połączenie Berry i Amcor Polish

Polish

# Zbliżające się połączenie Berry i Amcor

- W nadchodzących miesiącach nasz zespół będzie ściśle współpracował z zespołem Amcor, aby starannie opracować plan jak najlepszego połączenia naszych dwóch firm.
- Po sfinalizowaniu transakcji na czele połączonych firm stanie Peter Konieczny, CEO Amcor.
- Należy pamiętać, że do czasu sfinalizowania transakcji, co planujemy w połowie roku kalendarzowego 2025, Berry i Amcor będą nadal działać jako odrębne, niezależne firmy.
- Nasze priorytety strategiczne pozostają niezmienione i nie ma żadnych natychmiastowych zmian w zakresie stanowisk, obowiązków lub zależności służbowych wynikających z tego ogłoszenia.

Berry

Polish

Zbliżające się połączenie Berry i Amcor

- Skupiamy się na bezpieczeństwie i realizacji naszych obecnych celów i inicjatyw biznesowych.
- Ta fuzja - i wartość, jaką przyniesie ona Berry - jest dowodem osiągnięć całego naszego zespołu i logicznym kolejnym krokiem w naszej ewolucji.
- Jesteśmy ogromnie wdzięczni za wszystko, co zrobiliście, aby doprowadzić nas do tego ważnego kamienia milowego na naszej drodze.

## Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. ("Berry") and Amcor plc ("Amcor"), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor's ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the "Joint Proxy Statement/Prospectus"). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry's website at berryglobal.com under the tab "Investors" and under the heading "Financials" and subheading "SEC Filings." Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor's website at amcor.com under the tab "Investors" and under the heading "Financial Information" and subheading "SEC Filings."

## Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry's or Amcor's securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry's stockholders and Amcor's shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry's or Amcor's website as described above.

## Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like "anticipate," "approximately," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "outlook," "plan," "potential," "possible," "predict," "project," "target," "seek," "should," "will," or "would," the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry's and Amcor's business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry's and Amcor's control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry's and Amcor's businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management's time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry's and/or Amcor's financial performance; and other risks and uncertainties identified from time to time in Berry's and Amcor's respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Berry

Thank You

* * *

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Berry, Amcor and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

2

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

3